Exhibit 2.3
Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.
AMENDMENT TO
SALE AND PURCHASE AGREEMENT
     This Amendment (this “Amendment”) to the Sale and Purchase Agreement dated as of August 4th, 2008 (the “Agreement”), is effective as of December 14, 2009 (“Amendment Effective Date”), by and between Curacyte AG having its offices at Grillparzerstr. 14, 81675 Munich Germany (the “Seller”), The Medicines Company (Leipzig) GmbH (formerly “Lilie 39. V V GmbH”), having its offices at Friedrich-List-Platz 1, 04103, Leipzig Germany (the “Buyer”), and The Medicines Company having its offices at 8 Sylvan Way, Parsippany, NJ 07054, USA (“TMC”). Any capitalized term used and not otherwise defined herein shall have the meaning set forth in the Agreement.
     WHEREAS, the parties wish to amend the Agreement as set forth below;
     NOW, THEREFORE, for good and lawful consideration, the sufficiency of which is acknowledged and agreed, the parties agree as follows:
1.	Amendment
     § 3 (Additional Purchase Price) of the Agreement is deleted and restated as follows:
3.1	On or before December 15, 2009, the Buyer shall make a one-time, non-refundable payment in the amount of three million five hundred thousand Euros (€3,500,000) to the Seller.

3.2	In addition to the payment pursuant to § 3.1., Buyer shall notify Seller in each case in the form as attached as Annex 3.1 to the Agreement or substantially similar stating:
3.2.1	Upon the earlier of (a) four (4) months after the completion of all Phase I clinical programs in healthy human volunteers (“Phase Ia Studies”) for CU-2010, or (b) November 30, 2010 (“Notification Event”), whether the Buyer intends either (i) to proceed with clinical development in patient populations undergoing cardiac surgery (“Target Indication”)(“Phase Ib Studies”) for CU-2010 (the “First Proceed Notice for CU-2010”), or (ii) not to proceed (the “Non-Proceed Notice for CU-2010”).

3.2.2	If Buyer issued a First Proceed Notice for CU-2010, within four (4) months after the completion of all Phase Ib Clinical Studies for the CU-2010, whether the Buyer intends to either (i) proceed with further clinical development for CU-2010 (the “Second Proceed Notice for CU-2010”), or (ii) not to proceed (“Non-Proceed Notice for CU-2010”).

3.2.3	In addition, in either aforementioned case pursuant to § 3.2.1 or § 3.2.2., within four (4) months after the completion of all Phase Ia Clinical Studies for a Backup Compound (as defined below) whether the Buyer intends to either (i) proceed with further clinical development for a Backup Compound (as defined below) (the “First Proceed Notice for Backup Compound”), or (ii) not to proceed (“Non-Proceed Notice for Backup Compound”).

3.2.4	If Buyer has issued a First Proceed Notice for Backup Compound, within four (4) months after the completion of all Phase Ib Clinical Studies for the Backup Compound, whether the Buyer intends to either (i) proceed with further clinical development for Backup Compound (the “Second Proceed Notice for Backup Compound”), or (ii) not to proceed (“Non-Proceed Notice for Backup Compound”).
3.3	Depending on the selection the Buyer has made under § 3.2., in each case the following shall apply:
3.3.1	First Proceed Notice for CU-2010

If the Buyer issues the First Proceed Notice for CU-2010 in accordance with § 3.2.1, the Buyer shall make a one-time non-refundable payment in the amount of [**] Euros (€[**]) to the Seller. This payment shall become due and payable by the Buyer to the Seller within thirty (30) calendar days after the Seller’s receipt of the First Proceed Notice for CU-2010. Additionally, Buyer shall have the obligation to inform Seller in writing per December 31 and June 30 of each year about the status of the clinical development of CU-2010 in the Target Indication (“Information Obligation on CU-2010”) until the earlier of (i) the first approval of CU-2010 in the Target Indication, (ii) the issuance of a Non-Proceed Notice for CU-2010 in accordance with § 3.2.2, or (iii) termination of the development of CU-2010 thereafter.

3.3.2	Non-Proceed Notice for CU-2010

If the Buyer issues a Non-Proceed Notice for CU-2010 to Seller in accordance with § 3.2.1, the following shall apply:
(a)	The Seller shall not be entitled to, any earn-out payments as set forth in § 4 below or any other further purchase price for CU-2010 except as already due;

(b)	The Buyer shall upon request from Seller ensure that Seller is granted a worldwide, perpetual, irrevocable, fully-paid up, royalty- free, exclusive license (even with respect to the Buyer itself) with the right to grant sub-licenses under any and all patent(s) and / or pending patent application(s) that are listed in more detail in An-

nex 3.1.2(b) to the Agreement for the sole purpose of making, using, developing, selling or otherwise commercializing CU-2010;

(c)	Furthermore, with respect to any intellectual property generated by Buyer or other affiliated parties to TMC after the Transfer Date and before the receipt of the Non-Proceed Notice for CU-2010 in accordance with § 3.2.1, the Buyer shall upon request from Seller ensure the transfer to Seller of (i) any and all pending patent application(s), whose claim(s) is solely directed to CU-2010, and (ii) any and all issued patent(s), whose claim(s) is solely directed to CU-2010 free of charge. Regarding all other intellectual property generated by Discovery after the Transfer Date and before the receipt of the Non-Proceed Notice for CU-2010 in accordance with § 3.2.1, the Buyer shall upon request from Seller ensure that Seller is granted a worldwide, perpetual, irrevocable, fully-paid up, royalty-free, exclusive license (even with respect to the Buyer itself) with the right to grant sub-licenses under any and all such patent(s) and / or pending patent application(s) for the sole purpose of making, using, developing, selling or otherwise commercializing CU-2010;

(d)	Furthermore, with respect to any data generated by Buyer or other affiliated parties to TMC after the Transfer Date and before the receipt of the Non-Proceed Notice for CU-2010 in accordance with § 3.2.1, the Buyer shall upon request from Seller ensure the transfer to Seller of any and all data relating to CU-2010 free of charge;

(e)	Furthermore, with respect to any regulatory filings (e.g. IND) relating to CU-2010 and submitted by Buyer or other affiliated parties to TMC to the competent authorities and / or ethics committees after the Transfer Date and before the receipt of the Non-Proceed Notice in accordance with § 3.2.1, the Buyer shall upon request from Seller cooperate with Seller and use commercially reasonable efforts to effect the transfer of any and all such regulatory filings relating to CU-2010 to Seller free of charge.

(f)	Additionally, Buyer shall have the obligation to inform Seller in writing in 6-months periods whether or not preclinical and/or clinical development in the Target Indication is ongoing with Backup Compound (as defined below) and if so, about the status of such activities (“Development Information Obligation on Backup Compound”) until the Buyer issues a First-Proceed Notice for Backup Compound or a Non-Proceed Notice for Backup Compound.
3.3.3	Second Proceed Notice for CU-2010

If the Buyer issues the Second Proceed Notice for CU-2010 in accordance with § 3.2.2, the Buyer shall make a one-time, non-refundable payment in the amount of [**] Euros (€[**]) to the Seller. This payment shall become due and payable by the Buyer to the Seller within thirty (30) calendar days after the Seller’s receipt of the Second Proceed Notice. In addition, Buyer shall have the continued Information Obligation on CU-2010 according to § 3.3.1 until the earlier of (i) the first approval of CU-2010 in the Target Indication, or (ii) termination of the development of CU-2010 thereafter.

3.3.4	First Proceed Notice for Backup Compound

If the Buyer issues the First Proceed Notice for Backup Compound in accordance with § 3.2.3 and subject to § 3.4, the Buyer shall make a one-time, non-refundable payment in the amount of [**] Euros (€[**]) to the Seller. This payment shall become due and payable by the Buyer to the Seller within thirty (30) calendar days after the Seller’s receipt of the First Proceed Notice for Backup Compound. Additionally, Buyer shall have the obligation to inform Seller in writing per December 31 and June 30 of each year about the status of the clinical development of Backup Compound in the Target Indication (“Information Obligation on Backup Compound”) until the earlier of (i) the issuance of a Non-Proceed Notice on Backup Compound according to § 3.3.2, (ii) the first approval of the Backup Compound in the Target Indication or (iii) termination of the development of the Backup Compound.

As used herein, the “Backup Compound” shall refer to a small molecule serine protease inhibitor which is covered by at least one valid claim of the intellectual property rights as set forth in Annex 5.1.8(c)/1, and which has been clinically tested by the Buyer at least in Phase Ia Studies, and Phase Ib Studies or both pursuant to this § 3.

3.3.5	Non-Proceed Notice for Backup Compound

If the Buyer issues a Non-Proceed Notice for Backup Compound to Seller in accordance with § 3.2.4, the Seller shall not be entitled to, any earn-out payments as set forth in § 4 of the Agreement or any other further purchase price not already due.

3.3.6	Second Proceed Notice for Backup Compound

If the Buyer issues the Second Proceed Notice for Backup Compound in accordance with § 3.2.4 and subject to § 3.4, the following shall apply:

(a)	Buyer shall make a one-time, non-refundable payment in the amount of [**] Euros (€[**]) to the Seller. This payment shall become due and payable by the Buyer to the Seller within thirty (30) calendar days after the Seller’s receipt of the Second Proceed Notice for Backup Compound. Additionally, Buyer shall have the continued Information Obligation on Backup Compound as defined in § 3.3.4 until the earlier of (i) termination of the development of the Backup Compound thereafter or (ii) first approval for the Backup Compound in Target Indication.

(b)	Seller shall grant to Buyer a (sub-) license according to the terms as set forth in 3.3.2 (b) to the extent such license is necessary to commercialize the Backup Compound in the Target Indication.

(c)	Furthermore, upon issuance of the Second Proceed Notice for the Backup Compound by the Buyer in accordance with § 3.2.4, the definition of “Product” for the purpose of § 4 of the Agreement shall be deleted and restated as follows:

“Product” shall mean any pharmaceutical product that contains the Backup Compound as an active ingredient; either alone or in combination with another active ingredient (such Product containing Backup Compound in combination with another active ingredient, a “Combination Product”).

For avoidance of doubt: Seller shall also be entitled to any earn-out payments for the Backup Compound as set forth in § 4 of the Agreement as originally stipulated for CU-2010 in the event that any such earn-out payments as set forth in § 4 have not been made for CU-2010.
3.4	For avoidance of doubt, only one payment in the amount of [**] Euros (€[**]) can be made under either § 3.3.1 or § 3.3.4, but not both. Only one payment in the amount of [**] Euros (€[**]) can be made under either § 3.3.3 or § 3.3.6, but not both.

3.5	Furthermore, the Buyer is under no obligation to develop the Backup Compound, and any clinical development of the Backup Compound shall be at the Buyer’s sole discretion.

3.6	If the Seller has not received the respective notification according to § 3.2 when due, the Seller may request to receive the respective notification according to § 3.2 by written reminder, also by fax. Buyer shall issue the respective notification within a grace period of twenty (20) business days after receipt of such Seller’s reminder (the “Grace Period”). If the Seller receives the respective notification from Buyer within the Grace Period, the respective consequences according to § 3.2. shall apply mutatis mutandis; in any other case, the consequences of a Non-Proceed Notice for CU-2010 shall apply mutatis mutandis.

3.7	If the Buyer fails to make any payments or parts thereof under this § 3 when due, the outstanding principal amount(s) shall bear interest in the amount of 12 percentage points above the base interest rate (Basiszinssatz im Sinne von § 247 BGB) as of the due date until receipt of the payment. The additional payments plus interest, if any, shall be paid in Euros from the Buyer to Seller when due in immediately available funds free of any charges, taxes or other deductions by wire transfer into the Seller’s Account (or any other account designated by Seller in writing in advance). The Seller shall immediately confirm receipt of payments to Buyer by telefax letter.

3.8	In the event of Buyer’s failure to pay any additional payments in accordance with this § 3, Seller shall only be entitled to late payment interest as set forth in § 3.7. No other remedy shall be available for the Seller; particularly, the Parties explicitly agree that Seller shall under no circumstances be entitled to rescind this Agreement (Rücktritt vom Vertrag).
2.	Miscellaneous.
A.	All terms and conditions set forth in the Agreement that are not amended by the Amendment shall remain in full force and effect.

B.	§ 15 and § 16 of the Agreement shall apply accordingly.

C.	The Amendment shall be governed by and construed in accordance with the material laws of Germany excluding the laws of conflict and CISG.

D.	This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

E.	Any term of this Amendment may be amended with the written consent of both parties only (including this clause).

F.	This Amendment is the product of both of the parties hereto, and together with the Agreement constitutes the entire agreement between such parties pertaining to the subject matter hereof, and merges all prior agreement between such parties pertaining to the subject matter hereof, merges all prior negotiations and drafts of the parties with regard to the transactions contemplated herein.

G.	From the date hereof, any reference to the Agreement shall be deemed to refer to the Agreement as amended by this Amendment.

     IN WITNESS WHEREOF, the parties, through their authorized officers, have executed this Amendment as of the Amendment Effective Date.

Curacyte AG		The Medicines Company

By:	/s/ Ulrich Delvos	By:	/s/ Glenn Sblendorio
	Name: Dr. Ulrich Delvos		Name: Glenn Sblendorio
	Title: Chief Executive Officer		Title: Executive Vice President & CFO
	Date: December 11, 2009		Date: December 2009

The Medicines Company (Leipzig) GmbH

By:	/s/ Dimitrios Goundis	By:	/s/ Marius Boderke

	Name: Dimitrios Goundis		Name: Marius Boderke
	Title: Managing Director		Title: Prokurist
	Date: December 15, 2009		Date: December 15, 2009